Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

Southside Bancshares, Inc. (“Southside,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our Restated Certificate of Formation and Amended and Restated Bylaws and include all material information with respect to our capital stock. Reference is made to the more detailed provisions of the Amended and Restated Certificate of Formation and Amended and Restated Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein.

General

Our Restated Certificate of Formation authorizes us to issue up to 80,000,000 shares of common stock, par value $1.25 per share.

As of February 24, 2020, there were 33,847,232 shares of common stock outstanding, approximately 1,055,680 shares issuable upon exercise of outstanding stock options and approximately 139,387 shares issuable upon the vesting of restricted stock units.

Common Stock

Voting Rights

Each holder of shares of Southside common stock is entitled to one vote for each share held on all questions submitted to a vote at a meeting of shareholders. Holders of shares of Southside common stock do not have cumulative voting rights in the election of directors.

Election of our directors requires the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote in the election of directors at a shareholder meeting at which a quorum is present; provided, however, that if as of the record date for such annual meeting of shareholders the number of nominees for director exceeds the number of positions on the board of directors to be filled by election at such meeting, or a “contested election,” then the directors shall be elected by a plurality of the votes cast. Other matters (other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Texas law or our Restated Certificate of Formation) require approval by the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, or expressly abstained from voting with respect to, the matter at a shareholder meeting at which a quorum is present.

Dividends

Our board of directors may declare, at its discretion, dividends payable in cash, property or shares of Southside common stock, subject to our Restated Certificate of Formation and to the extent permitted by applicable law.

Liquidation

Subject to the prior rights of our creditors, in the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders.

Preemptive Rights

Holders of shares of our common stock do not have preemptive rights. Preemptive rights are the priority right to buy additional shares if we issue more shares in the future. Therefore, if additional shares are issued by us without the opportunity for existing shareholders to purchase more shares, a shareholder’s ownership interest in us may be subject to dilution.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SBSI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

Certain Provisions of Texas Law and Certain Certificate of Formation and Bylaw Provisions

The following sets forth certain provisions of the Texas Business Organizations Code, or the TBOC, and our Restated Certificate of Formation and Amended and Restated Bylaws.

Shareholder Meetings

Our Amended and Restated Bylaws provide that special meetings of the shareholders may be called by our President and shall be called by our President or Secretary at the request in writing of a majority of our board of directors, or at the request in writing of Southside shareholders owning not less than 10% of all the shares entitled to vote at the meeting. A request for a special meeting must state the purpose of the proposed meeting. Business transacted at a special meeting shall be limited to the purposes stated in the notice of such meeting.

Action by Shareholders without a Meeting

The TBOC permits shareholder action by unanimous written consent. Our Amended and Restated Bylaws provide that shareholders have the authority to take any action by unanimous written consent.

No Cumulative Voting

The TBOC provides that a corporation may limit or prohibit a shareholder’s right to cumulate votes in the election of directors pursuant to its certificate of formation. Our Restated Certificate of Formation prohibits cumulative voting in the election of directors.

Director Removal

Our Amended and Restated Bylaws provide that any or all of our directors may be removed from office, for cause only, by a vote of the holders of a majority of the shares then entitled to vote at any election of directors.

Classified Board and Term of Directors

Our Restated Certificate of Formation provides for the election of directors to three classes, as nearly equal in number as possible, to hold office for staggered terms. Directors elected to each class shall hold office until the expiration of the three-year term applicable to the class of directorship to which the respective director is elected and until their successors are elected and qualified, or they shall hold office until death or retirement or until resignation or removal in the manner provided in our Amended and Restated Bylaws. This helps ensure the continuity of our board of directors and effectively makes it more difficult for potential acquirers of Southside to acquire control of us through control of our board of directors.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Amended and Restated Bylaws set forth advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or its committees.

Texas Business Combination Statute

We are subject to the affiliated business combinations provisions of Chapter 21, Subchapter M of the TBOC (Sections 21.601 through 21.610), which provide that a Texas corporation may not engage in certain business combinations, including mergers, share exchanges and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder or an affiliate or associate of the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

Neither our Restated Certificate of Formation nor our Amended and Restated Bylaws contain any provision expressly providing that we will not be subject to the affiliated business combinations provisions of the TBOC. The affiliated business combinations provisions of the TBOC may have the effect of inhibiting a non-negotiated merger or other business combination involving Southside, even if such event(s) would be beneficial to our shareholders.

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